UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 5)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

LINN ENERGY, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Class A Common Stock, $0.001 par value

(Title of Class of Securities)

53601P205

53601P304

(CUSIP Number of Class of Securities)

Candice J. Wells

Senior Vice President, General Counsel

and Corporate Secretary

Linn Energy, Inc.

600 Travis St.

Houston, Texas 77002

(281) 840-4000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Julian J. Seiguer

Wayne E. Williams

Kirkland & Ellis LLP

609 Main Street, Suite 4500

Houston, TX 77002

(713) 836-3600

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(2)
$324,999,984	$40,462.50

(1)	The transaction valuation is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase up to 6,770,833 shares of Class A common stock, par value $0.001 per share, at the offer price of $48.00 per share.
(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $124.50 per $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $40,462.50	Filing Party: Linn Energy, Inc.
Form or Registration No.: Schedule TO	Date Filed: December 20, 2017

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 5 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “Commission”) on December 20, 2017 (as amended by each of Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4 filed with the Commission on January 8, 2018, January 8, 2018, January 16, 2018 and January 23, 2018, respectively, the “Schedule TO”) relating to the offer by Linn Energy, Inc., a Delaware corporation (“Linn” or the “Company”), to purchase for cash shares of its Class A common stock, par value $0.001 per share (the “Shares”), at a fixed price per Share, upon the terms and subject to the conditions described in the Offer to Purchase, dated December 20, 2017 (the “Offer to Purchase”), a copy of which was filed as Exhibit (a)(1)(A) to the Schedule TO, and in the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, as they have been or may be amended or supplemented from time to time, the “Tender Offer”), a copy of which was filed as Exhibit (a)(1)(B) to the Schedule TO.

The purpose of this Amendment is to amend and supplement the Schedule TO and the Tender Offer. Only those items amended are reported in this Amendment. Except as specifically provided herein, the information contained in this Schedule TO, the Offer to Purchase and the Letter of Transmittal remains unchanged. This Amendment should be read with the Schedule TO, the Offer to Purchase and the Letter of Transmittal.

Item 11.	Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

On January 26, 2018, the Company issued a press release announcing the final results of the Tender Offer, which expired at 11:59 p.m., New York City time, on January 22, 2018. A copy of the press release is filed as Exhibit (a)(5)(F) hereto and is incorporated herein by reference.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

(a)(5)(F) Press Release issued by Linn Energy, Inc. on January 26, 2018.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LINN ENERGY, INC.

By:	/s/ Candice J. Wells
	Name:	Candice J. Wells
	Title:	Senior Vice President, General Counsel and Corporate Secretary

Date: January 26, 2018

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